SEVENTH AMENDMENT TO PROMISSORY NOTES

This SEVENTH AMENDMENT TO PROMISSORY NOTES, dated as of December 31, 2010 (this "**Amendment**"), is made by and among GROEN BROTHERS AVIATION, INC., a Utah corporation (the "**Company**"), and WESTFORD SPECIAL SITUATIONS FUND II, LTD., a British Virgin Islands company ("**Lender**").

WHEREAS, the Company issued certain promissory notes of the Company (the "**NPA Notes**") to Westford Special Situations Master Fund, L.P. ("**Original Westford**") pursuant to that certain Note Purchase Agreement, dated as of October 9, 2008, among the Company, Original Westford, and Epsilon Global Master Fund LP (as amended, modified, supplemented or restated from time to time, the "**Note Purchase Agreement**");

WHEREAS, the Company issued certain promissory notes of the Company (the "**Dividend Notes**") to Original Westford in satisfaction of the accrued and unpaid dividends through October 9, 2008 in respect of outstanding shares of the Company's Series B 15% Cumulative Non-Voting Preferred Stock ("**Series B Stock**") owned by Original Westford;

WHEREAS, effective July 1, 2009, Original Westford assigned a portion of each of the NPA Notes and the Dividend Notes to Lender, and to reflect such assignment the Company issued certain Promissory Notes of the Company (the "**July 1, 2009 Assignment Notes**") to Lender;

WHEREAS, from time to time since July 1, 2009, the Company has issued certain additional promissory notes of the Company (the "**Additional NPA Notes**," and collectively with the July 1, 2009 Assignment Notes, as all such notes may be amended, modified, supplemented or restated from time to time, the "**Notes**"[1]) to Lender pursuant to the Note Purchase Agreement; and

WHEREAS, Lender has agreed to extend the maturity date of each of the Notes.

NOW, THEREFORE, in consideration of the premises and covenants set forth herein, the parties hereto agree as follows:

1. <u>Definitions</u>. Each capitalized term used and not defined herein has the meaning assigned thereto in the applicable Note.

2. <u>Amendment</u>. Effective as of the date hereof, the Maturity Date of each of the Notes (copies of which are attached hereto as <u>Exhibit A</u>) is hereby extended to April 11, 2011.

3. <u>General</u>. The foregoing Amendment is limited as provided herein and does not extend to any other provisions of any Note not specified herein or to any other matter. Each Note as amended hereby is ratified and confirmed and shall continue in full force and effect. This Amendment may be executed in any number of counterparts with the same effect as if the signatures hereto and thereto were upon the same instrument. This Amendment shall be binding upon and inure to the benefit of the Company and its successors and assigns and each Lender and its successors and assigns.

4. <u>Governing Law and Dispute Resolution</u>. This Amendment shall be deemed a contract made under the internal laws of the State of New York and all disputes, claims or controversies arising out of this Amendment, or the negotiation, validity or performance hereof or the transactions contemplated

---

[1] A schedule of the Notes is attached hereto as <u>Schedule A</u>.

herein, shall be construed under and governed by the laws of such state, without giving effect to its conflicts of laws principles.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment effective as of the date first set forth above.

COMPANY:

GROEN BROTHERS AVIATION, INC.

By: _____

Name: David Groen
Title: President & CEO

Address:

2640 West California Avenue, Suite A
Salt Lake City, Utah 84104
ATT: David Groen
Fax: (801) 973-4027

LENDER:

WESTFORD SPECIAL SITUATIONS FUND II, LTD.

By: _____
    Name: Steve G. Stevanovich
    Title: Director

Address:
Grand Rue 3, 6th Floor
Montreux, CH-1820, Switzerland
Facsimile: +41 21 966 79 22

Signature page to Seventh Amendment to Promissory Notes

SCHEDULE A

PROMISSORY NOTES

NOTES:

Holder	Principal Amount	Date of Issue
Westford Special Situations Fund II, Ltd.	$6,153,813.00	July 1, 2009
Westford Special Situations Fund II, Ltd.	$145,125.00	July 1, 2009
Westford Special Situations Fund II, Ltd.	$58,500.00	July 1, 2009
Westford Special Situations Fund II, Ltd.	$60,750.00	July 1, 2009
Westford Special Situations Fund II, Ltd.	$55,125.00	July 1, 2009
Westford Special Situations Fund II, Ltd.	$6,750.00	July 1, 2009
Westford Special Situations Fund II, Ltd.	$97,875.00	July 1, 2009
Westford Special Situations Fund II, Ltd.	$48,150.00	July 1, 2009
Westford Special Situations Fund II, Ltd.	$49,050.00	July 1, 2009
Westford Special Situations Fund II, Ltd.	$280,000.00	November 10, 2009
Westford Special Situations Fund II, Ltd.	$210,000.00	December 22, 2009
Westford Special Situations Fund II, Ltd.	$390,000.00	February 15, 2010
Westford Special Situations Fund II, Ltd.	$200,000.00	April 6, 2010
Westford Special Situations Fund II, Ltd.	$190,000.00	May 10, 2010

EXHIBIT A

PROMISSORY NOTES